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                              November 20, 2020

       Ryan Frazier
       Chief Executive Officer
       Arrived Homes, LLC
       999 3rd Avenue, Suite 3300
       Seattle, WA 98105

                                                        Re: Arrived Homes, LLC
                                                            Amendment No. 2 to
Offering Statement on Form 1-A
                                                            Filed November 12,
2020
                                                            File No. 024-11325

       Dear Mr. Frazier:

              We have reviewed your amended offering statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments.

       Offering Statement on Form 1-A

       General

   1. We note the statements on your website and in your testing the water materials regarding dividend yields and
annualized returns for each property. Please tell us the basis for these amounts. In addition,
your website includes reviews by investors and the amounts and dates of the
investments. Please tell us whether you have sold any securities to investors.
 Ryan Frazier
Arrived Homes, LLC
November 20, 2020
Page 2

       You may contact Jorge Bonilla at 202-551-3414 or Jennifer Monick at 202-551-3295 if
you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at 202-551-3269 or Brigitte Lippmann at 202-551-3713 with any other questions.



                                                          Sincerely,
FirstName LastNameRyan Frazier
                                                          Division of
Corporation Finance
Comapany NameArrived Homes, LLC
                                                          Office of Real Estate
& Construction
November 20, 2020 Page 2
cc:       Paul C. Levites, Esq.
FirstName LastName